Mail Stop 3561

June 30, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Robert M. Vincent
Chief Financial Officer
500 International Parkway, Suite 100
Heathrow, Florida 32746

> **Re: Ruth's Hospitality Group, Inc.**
> **Form 10-K for the year ended December 28, 2008**
> **Filed March 13, 2009**
> **File No. 000-51485**

Dear Mr. Vincent:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(407) 333-7442